EXHIBIT 20



NEWS for Immediate Release
May 3, 1999

                                          For Further Information Contact:
                                          Edward M. George
                                          President & CEO (304) 234-9208

                                          Nasdaq Trading Symbol: WSBC

WesBanco Consummates Merger with The Heritage Bank of Harrison County

Wheeling, WV. . .   WesBanco, Inc. ("WesBanco")(Nasdaq:WSBC), a multi-bank
holding company headquartered in Wheeling, West Virginia, today announced the consummation of its acquisition of The Heritage Bank of Harrison County ("Heritage"), Clarksburg, West Virginia, with and into WesBanco affiliate, WesBanco Bank Fairmont, Fairmont, West Virginia. Edward M. George, President
& CEO of WesBanco and Thomas J. Hansberry, President & CEO of WesBanco Bank Fairmont, jointly announced the merger that was consummated on April 30, 1999. Mr. Hansberry, the former President & CEO of Heritage, was recently elected to the Boards of Directors of WesBanco Bank Fairmont and WesBanco, Inc.

At March 31, 1999, WesBanco had consolidated assets of $2.2 billion, deposits of $1.8 billion and shareholders' equity of $290 million. At March 31, 1999, Heritage had total assets of $34.2 million, deposits of $29.9 million and shareholders' equity of $4.2 million. The merger was accounted for as a purchase transaction.

With the addition of Heritage, WesBanco currently operates four banks through 60 banking offices in the States of West Virginia and Ohio. Its principal banking subsidiaries include: WesBanco Bank Wheeling, WesBanco Bank Fairmont, WesBanco Bank Parkersburg and WesBanco Bank Charleston. In addition, WesBanco operates a mortgage company, WesBanco Mortgage Company, and an insurance agency, Hunter Agency, Inc. Other affiliates include CommBanc Investments, Inc. and Hometown Finance Company.

####